Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: August 1, 2022

Leonardo DRS and RADA Announce Upcoming Conference Participation
NETANYA, Israel and ARLINGTON, Virginia – August 1, 2022 – RADA Electronic Industries Ltd. (NASDAQ & TASE: RADA) (“RADA”), a leading global provider of advanced software-defined military tactical radars, together with Leonardo DRS, Inc. (“DRS”), a leading mid-tier defense technology provider, today announced its upcoming participation in the Jefferies 2022 Industrials Conference and the 42nd Annual Canaccord Genuity Growth Conference.
Jefferies 2022 Industrials Conference
The Jefferies 2022 Industrials Conference is being held at the InterContinental New York Barclay in New York City on August 9-10, 2022. DRS and RADA will be hosting one-on-one meetings with investors and management is scheduled to present on Tuesday, August 9th at 1:30 p.m. Eastern Time. Those interested in listening to the presentation may join here and a replay will be available in the Investor Relations section of the RADA and DRS websites.
42nd Annual Canaccord Genuity Growth Conference
The 42nd Annual Canaccord Genuity Growth Conference is being held at the InterContinental in Boston, Massachusetts on August 8-11, 2022. DRS and RADA will be hosting one-on-one meetings with investors and management is scheduled to present on Wednesday, August 10th at 2:00 p.m. Eastern Time.
Investors interested in meeting with management should be in contact with the conference organizers.
On June 21, 2022 RADA and DRS announced an all-stock merger to create a publicly-traded leader in advanced sensing and force protection. Upon completion of the transaction, the combined company expects to be listed on the Nasdaq and on the TASE under the ticker symbol “DRS”.
About RADA
RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance.
About Leonardo DRS
DRS is a defense solutions provider, a leading technology innovator, and supplier of integrated products, services and support to military forces, the intelligence community, and defense contractors worldwide. DRS is organized into Advanced Sensor and Computing and Integrated Mission Systems segments. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com and on Twitter @LeonardoDRSnews.
Forward-Looking Statements
This communication contains statements that constitute “forward-looking statements,” including with respect to the proposed merger of DRS and RADA and its impact, if completed, on the combined company’s business. Forward-looking statements are subject to numerous conditions, many of which are beyond our control. Neither RADA nor DRS undertake any obligation to update these statements, except as required by law.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.
ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, shareholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.
RADA Investor Relations Contact
Ehud Helft
EK Global Investor Relations
+1 212 378 8040
rada@ekgir.com
DRS Investor Relations Contact
Cody Slach or Jeff Grampp, CFA
Gateway Group
+1 949 574 3860
DRS@GatewayIR.com
Leonardo DRS Media Contact
Michael Mount
Vice President, Communications and Public Affairs
+1 571 447 4624
mmount@drs.com
2